EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended						Nine Months Ended
	September 30, 2016		June 30, 2016		September 30, 2015		September 30, 2016		September 30, 2015
Earnings:
Net income	$132.8		$14.1		$693.1		$293.8		$912.1
Provision for income taxes — continuing operations	77.0		94.3		(560.0)		224.0		(478.2)
Loss from discontinued operation, net of taxes	15.6		167.0		3.7		187.4		3.7
Income from continuing operations, before provision for income taxes	225.4		275.4		136.8		705.2		437.6
Fixed Charges:
Interest and debt expenses on indebtedness	279.4		282.5		280.3		848.3		816.8
Interest factor: one-third of rentals on real and personal properties	4.2		4.5		3.4		11.9		7.2
Total fixed charges for computation of ratio	283.6		287.0		283.7		860.2		824.0
Total earnings before provision for income taxes and fixed charges	$509.0		$562.4		$420.5		$1,565.4		$1,261.6
Ratios of earnings to fixed charges	1.79	x	1.96	x	1.48	x	1.82	x	1.53	x